Cephalon’s Board of Directors Rejects
Valeant Pharmaceuticals’ Unsolicited Proposal
•  Determines that proposal fails to recognize full value of Cephalon shares

Frazer, Pa., April 5, 2011 – Cephalon, Inc. (NASDAQ: CEPH) announced today that after a thorough review, its Board of Directors has formally rejected Valeant Pharmaceuticals International, Inc.’s March 29th unsolicited proposal to purchase the Company for $73 per share.  In a letter to Valeant CEO J. Michael Pearson, the full text of which is included below, the Cephalon Board of Directors concluded, after an analysis by its financial and legal advisors, that Valeant’s non-binding proposal is inadequate and not in the best interests of Cephalon’s shareholders.

The following reasons, among others, support the Board’s conclusion:

•
The Valeant Non-Binding Proposal Does Not Fully Reflect Cephalon’s Standalone Value.  The Board determined that Valeant’s proposed price significantly undervalues the Company, including the greater value obtainable from the Company's strategic plan, especially the value inherent in the Company's diversified and robust portfolio of marketed and pipeline products.  The Board believes that the Valeant non-binding proposal is an opportunistic attempt by Valeant to shift this value to Valeant and its shareholders and away from the Company's shareholders.

•	Valeant Values Cephalon Using “Worst-Case Scenario.” By Valeant’s own admission, its analysis of Cephalon’s value is based on a worst-case scenario, which is an inappropriate methodology.
•
Valeant’s Timing is Opportunistic.  The 30-day average Cephalon share price of $56.74 on which Valeant based their proposal is near the stock’s 52-week low.  Valeant’s proposal represents virtually no premium to Cephalon’s 52-week high.

•
The Valeant Non-Binding Proposal Ascribes Little to No Value to Cephalon’s Pipeline.  Cephalon has created one of the broadest pipelines in the industry, with 10 late-stage product candidates targeted at novel and “best-in-class” therapeutics.  This includes six indications with blockbuster potential which are projected to begin launching in the next three years.  These programs represent tremendous value that is not reflected in Valeant’s current proposal.  Additionally, this proposal ignores the proven ability of the Cephalon Board and management to successfully identify, develop and commercialize pipeline opportunities.

Kevin Buchi, Cephalon’s Chief Executive Officer, said “This is all about shareholder value.  The Cephalon Board of Directors is committed to maximizing value for our shareholders, and we take this responsibility very seriously.”

On March 30th, Valeant stated that it intended to commence a consent solicitation process during the week of April 4th to remove all of Cephalon's directors and replace them with Valeant's nominees.  In the interests of allowing consideration of this matter on a timely basis by

Cephalon's shareholders and significant participation in the process by Cephalon's many long-term shareholders, pursuant to the Company’s by-laws, the Cephalon Board of Directors has set a record date for the consent solicitation of Friday, April 8, 2011.  The consent solicitation period will last for 60 days from the date of the earliest dated consent delivered to the Company.

Deutsche Bank Securities Inc. and BofA Merrill Lynch are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is acting as Cephalon’s legal counsel.

April 5, 2011

J. Michael Pearson
Chairman and Chief Executive Officer
Valeant Pharmaceuticals International, Inc.
14 Main Street, Suite 140
Madison, New Jersey 07940

Dear Mr. Pearson:

After a thorough review, the Cephalon Board of Directors has unanimously concluded that your March 29th unsolicited non-binding proposal is inadequate and not in the best interests of Cephalon shareholders.  In reaching this conclusion, the Board took into account the advice of its independent financial advisors.  The Cephalon Board believes that your proposed price significantly undervalues Cephalon, its key assets and its prospects.

From the standpoint of the Cephalon shareholder, a transaction with Valeant at this time and at the price you proposed would mean foregoing the greater value obtainable from Cephalon’s strategic plan, including the value inherent in our diversified and robust portfolio of marketed and pipeline products.  Cephalon’s Board and management will, as we always have, continue to review, develop and adapt our plan to maximize value for our shareholders.

Sincerely,

J. Kevin Buchi
Chief Executive Officer
Cephalon, Inc.

cc: Cephalon Board of Directors

About Cephalon, Inc.

Cephalon is a global biopharmaceutical company dedicated to discovering, developing and bringing to market medications to improve the quality of life of individuals around the world.  Since its inception in 1987, Cephalon has brought first-in-class and best-in-class medicines to patients in several therapeutic areas.  Cephalon has the distinction of being one of the world's fastest-growing biopharmaceutical companies, now among the Fortune 1000 and a member of the S&P 500 Index, employing approximately 4,000 people worldwide.  The company sells numerous branded and generic products around the world.  In total, Cephalon sells more than 150 products in nearly 100 countries.  More information on Cephalon and its products is available at http://www.cephalon.com/.

Additional Information:

Cephalon, Inc. (the "Company"), its directors and certain of its officers and employees may be deemed to be participants in the solicitation of consent revocations from stockholders in connection with a consent solicitation by Valeant Pharmaceuticals International, Inc. ("Valeant") to replace the Company's current Board of Directors with nominees of Valeant. The Company plans to file a consent revocation statement with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of written consent revocations in connection with Valeant's consent solicitation (the "Consent Revocation Statement"). Information regarding the names of the Company's directors and other participants in the solicitation and their respective interests in the Company by security holdings or otherwise is set forth in the Company's proxy statement relating to its 2011 annual meeting of stockholders, which may be obtained free of charge at the SEC's website at http://www.sec.gov and the Company's website at http://www.cephalon.com.  Additional information regarding the interests of such potential participants will be included in the Consent Revocation Statement and other relevant documents to be filed with the SEC in connection with the consent solicitation.

Promptly after filing its definitive Consent Revocation Statement with the SEC, the Company will mail the definitive Consent Revocation Statement and a form of white consent revocation card to each stockholder entitled to deliver a written consent in connection with the consent solicitation.

WE URGE INVESTORS TO READ THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO), THE COMPANY'S  SOLICITATION/RECOMMENDATION STATEMENT REGARDING ANY TENDER OFFER THAT MAY BE COMMENCED BY VALEANT, AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain, free of charge, copies of the Consent Revocation Statement, the solicitation/recommendation statement and any other documents filed by the Company with the SEC in connection with the consent solicitation or any tender offer at the SEC's website at http://www.sec.gov, at the Company's website at http://www.cephalon.com, or by contacting Innisfree M&A Incorporated at (877) 800-5186 (banks and brokers call collect at (212) 750-5833).

Media:
Cephalon Contacts:

Fritz Bittenbender
O: 1 610 883 5855
C: 1 610 457 7041
fbittenb@cephalon.com

Natalie de Vane
O: 1 610 727 6536
C: 1 610 999 8756
ndevane@cephalon.com

Steve Lipin/Jennifer Lowney
Brunswick Group
O: 1 212 333 3810

Investors:
Cephalon Contacts

Chip Merritt
O: 1 610 738 6376
cmerritt@cephalon.com

Joseph Marczely
O: 1 610 883 5894
jmarczely@cephalon.com

Alan Miller / Scott Winter
Innisfree M&A Incorporated
O: 1 212 750 5833